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                                                                      EXHIBIT 2

                       [SENECA INVESTMENTS LLC LETTERHEAD]

                                  May 14, 2001


To the Board of Directors of Agency.com Ltd.
20 Exchange Place
New York, New York 10005

Gentlemen:

We own 45.3% of the Agency.com Ltd. common shares. In addition, we have entered into a binding agreement to acquire an additional 20.4% of the outstanding shares. The ultimate consideration to be paid for these shares is calculated under an earn-out structure. Under this structure, a payment of $0.94 per share would be made at the closing, an additional $0.47 per share would subsequently be paid and further payments, if any, would depend on substantial improvements in the Company's results of operations through December 31, 2006.

We propose to acquire the 15.1 million shares held by other stockholders for $3.00 per share. Payment would be made in cash at closing and not be dependent on the Company's future results of operations. The $3.00 per share price represents an 84.9% premium over average market prices for the 60 calendar days ending May 11, 2001, and a 46.3% premium to the $2.05 per share closing price for the Company common stock on May 11th.

We have on hand sufficient cash and other financial resources to complete the transaction. The completion of the transaction would be subject only to approval by the Company's Board of Directors or an authorized committee, participation in the transaction by the holders of at least two-thirds of the Company shares not owned by us or under contract to purchase, the execution of mutually satisfactory customary documentation and similar conditions customary for a transaction of this type, such as regulatory approvals. We will furnish forms of such documentation to you at your request.

We are, of course, willing to meet with you to discuss any aspect of our proposal, and will make ourselves available to you for this purpose at your convenience.

We look forward to hearing from you as soon as reasonably practicable.

Very truly yours,

/s/ MICHAEL P. TIERNEY

Michael P. Tierney
Chief Executive Officer